Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2008

(millions of dollars)
Earnings, as defined:
Net income	$1,232
Income taxes	342
Fixed charges included in the determination of net income, as below	629
Amortization of capitalized interest	11
Distributed income of equity method investees	50
Less: Equity in earnings of equity method investees	85

Total earnings, as defined	$2,179

Fixed charges, as defined:
Interest expense	$597
Rental interest factor	20
Allowance for borrowed funds used during construction	12

Fixed charges included in the determination of net income	629
Capitalized interest	41

Total fixed charges, as defined	$670

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	3.25

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.